SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            POLYAIR INTER PACK INC.
               -------------------------------------------------
                                (Name of Issuer)
                           Common Stock, No Par Value
               -------------------------------------------------
                         (Title of Class of Securities)
                                  731 912 101
               -------------------------------------------------
                                 (CUSIP NUMBER)

                           Dennis P. McConnell, Esq.
                        c/o Dolgenos Newman & Cronin LLP
                                96 Spring Street
                            New York, New York 10012
                                 (212) 925-2800

                                      and

                            Scott M. Williams, Esq.
                          c/o McDermott, Will & Emery
                             227 West Monroe Street
                            Chicago, Illinois 60606
                                 (312) 984-3656
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                 March 10, 2004
               -------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.  731 912 101
------------------------------------------------------------------------------
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glencoe Skydome Holdings, L.P.
----------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]  (b) [X]
----------------------------------------------------------------------
SEC USE ONLY
----------------------------------------------------------------------
SOURCE OF FUNDS*
OO
----------------------------------------------------------------------
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION
USA
----------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                     0   shares
---------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                   3,381,834
---------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           1,827,667 shares
---------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER

                                    0
----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,827,667 shares
----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [ X]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.8%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
PN
-----------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  731 912 101
------------------------------------------------------------------------------
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glencoe Capital, LLC
----------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]  (b) [X]
----------------------------------------------------------------------
SEC USE ONLY
----------------------------------------------------------------------
SOURCE OF FUNDS*
OO
----------------------------------------------------------------------
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION
USA
----------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                              0 shares
---------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                            3,381,834
---------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                                   1,827,667 shares
---------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER

                                            0
----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,827,667 shares
----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [ X]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.8%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
CO
-----------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  731 912 101
------------------------------------------------------------------------------
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glencoe Skydome GP, Inc.
----------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]  (b) [X]
----------------------------------------------------------------------
SEC USE ONLY
----------------------------------------------------------------------
SOURCE OF FUNDS*
OO
----------------------------------------------------------------------
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION
USA
----------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                     0  shares
---------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                   3,381,834
---------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           1,827,667 shares
---------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER

                                    0
----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,827,667 shares
----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [ X]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.8%
-----------------------------------------------------------------
13       TYPE OF REPORTING PERSON*
CO
-----------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  731 912 101
------------------------------------------------------------------------------
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Consolidated Mercantile Incorporated
----------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]  (b) [X]
----------------------------------------------------------------------
SEC USE ONLY
----------------------------------------------------------------------
SOURCE OF FUNDS*
WC
----------------------------------------------------------------------
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
----------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                     0 shares
---------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                            3,892,297 shares
---------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           1,427,967 shares
---------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER
                                    0 shares
----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,427,967 shares
----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.3%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  CO
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 731 912 101
------------------------------------------------------------------------------
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fred A. Litwin
-----------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ] (b) [x ]
------------------------------------------------------------------------
SEC USE ONLY
-----------------------------------------------------------------------
SOURCE OF FUNDS*
WC
-----------------------------------------------------------------------
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-----------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
-----------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES            0 shares
----------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                            3,892,297   shares
----------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           1,452,967 shares
----------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER
                                    0 shares
------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,452,967 shares
-----------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*  [X ]
-----------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.7%
-----------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                  IN
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 731 912 101
-----------------------------------------------------------------------------
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henry Schnurbach
-----------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]  (b) [x ]
------------------------------------------------------------------------
SEC USE ONLY
------------------------------------------------------------------------
SOURCE OF FUNDS*
WC
------------------------------------------------------------------------
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES            380,000 shares
----------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   101,200 shares
----------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                  481,200 shares
----------------------------------------------------------
PERSON WITH                10        SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  481,200 shares
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [ ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.5%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 ("Amendment") amends and supplements the Schedule 13D filed on February 25, 2004 (the "Schedule 13D") with the Securities and Exchange Commission by Consolidated Mercantile Inc., Fred A. Litwin and Henry Schnurbach.

ITEM 2.   IDENTITY AND BACKGROUND

     This Amendment No. 1 to the Schedule13D adds the following reporting persons as a result of the transactions described in Item 3 below:

     Glencoe Skydome Holdings, L.P., a Delaware limited partnership ("GSH"), which has a principal place of business at 222 West Adams Street, Suite 1000, Chicago, Illinois 60606. GSH is a private investment entity that seeks appreciation of its assets for the benefit of its owners.

     Glencoe Skydome GP, Inc., a Delaware corporation ("Glencoe GP"), which is the general partner of GSH. Glencoe GP's principal business is the management of GSH. Glencoe GP has a principal place of business at 222 West Adams Street, Suite 1000, Chicago, Illinois 60606.

     Set forth on Schedule B is the information required by Item 2 of Schedule 13D concerning each executive officer and director of the GP.

     Glencoe Capital, LLC, a Delaware limited liability company ("Glencoe Capital"), which has a principal place of business at 222 West Adams Street, Suite 1000,Chicago, Illinois, 60606. Glencoe Capital is a private investment entity that seeks appreciation of its assets for the benefit of its owners.

     Set forth on Schedule B is the information required by Item 2 of Schedule 13D concerning the controlling person of Glencoe Capital.

     None of GSH, Glencoe GP or Glencoe Capital or any of the persons listed on Schedule B has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of GSH, Glencoe GP or Glencoe Capital or any of the persons listed on Schedule B has, during the last five years, or is subject to, any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On March 10, 2004, GSH purchased at a price of CDN $15.08 per share, 1,298,467 shares of Common Stock from CMI and 529,200 shares of Common Stock from four other shareholders (including Fred A. Litwin and Henry Schnurbach), representing an aggregate of 1,827,667 shares of Common Stock (the "Transaction").

     Under the terms of the shareholders' agreement dated as of March 10, 2004, entered into by and among GSH, CMI, Schnurback and Litwin, GSH has agreed to vote its shares of Common Stock at the discretion of CMI, subject to certain negative covenants and protections, and except with respect to certain fundamental corporate actions. The shareholders' agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. Additionally, CMI and GSH have each agreed to vote their Common Stock in favor of the election of four nominees of CMI and three nominees of GSH to the Board of Directors of the Company. The shareholders' agreement also provides that CMI and GSH request that their director nominees (i) adopt certain meeting provisions outlined in the shareholders' agreement, (ii) appoint secretaries of the Company to be individuals nominated by GSH, (iii) propose certain compensation of officers and senior managers, (iv) not approve certain corporate actions described in Section
1.7 of the shareholders' agreement unless such action is approved by five of seven directors. On the third anniversary of the date of the shareholders' agreement, either CMI or GSH may request their respective director nominees to propose that the Company effect a sale or other disposition of its business and assets. If the Company does not undergo such a process, then the requesting shareholder may arrange for all of the shares subject to the shareholders' agreement to be sold as a block. The shareholders' agreement also contains certain share transfer restrictions with respect to the Common Stock held by the parties to the shareholders' agreement.

     The source of funds used by GSH to purchase the common stock in the Transaction was capital contributed by its owners.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Each of Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of derivative instruments the underlying security of which is shares of the Issuer, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Amount Beneficially Owned:

     CMI is the beneficial owner of 1,427,967 shares of Common Stock, which represents 23.3% of the outstanding Common Stock.

     By virtue of his direct and indirect beneficial ownership of 53.1% of CMI, and other holdings which aggregate less than 5% of Common Stock, Mr. Litwin is the beneficial owner of 1,452,967 shares of Common Stock, which represents 23.7% of the outstanding Common Stock.

     Mr. Schnurbach is the beneficial owner of 481,200 shares of Common Stock, which represents 7.5% of the outstanding Common Stock.

     GSH is the owner of record of 1,827,667 shares of Common Stock, which represents 29.8% of the outstanding Common Stock. Glencoe GP, as the general partner of GSH, and Glencoe Capital, as the controlling entity of Glencoe GP, may be deemed to have indirect beneficial ownership with respect to these shares.

Number of shares as to which such person has:

         (i)Sole power to vote or direct the vote
CMI                                                             0
Mr. Litwin                                                      0
Mr. Schnurbach                                            380,000
GSH                                                             0
Glencoe GP (through its control of GSH)                         0
Glencoe Capital                                                 0
(through its control of Glencoe GP)


         (ii) Shared power to vote or to direct the vote:
CMI                                                     3,892,297
Mr. Litwin                                              3,892,297
Mr. Schnurbach                                            101,200
GSH                                                     3,381,834
Glencoe GP (through its
control of GSH)                                         3,381,834
Glencoe Capital                                         3,381,834
(through its control of Glencoe GP)

         (iii) Sole power to dispose or to direct disposition:
CMI                                                     1,427,967
Mr. Litwin                                              1,452,967
Mr. Schnurbach                                            481,200
GSH                                                     1,827,667
Glencoe GP (through its
 control of GSH)                                        1,827,667
Glencoe Capital                                         1,827,667
 (through its control of Glencoe GP)


         (iv) Shared power to dispose or to direct disposition: 0

     Other than the transactions detailed in ITEM 3 above, none of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Transaction described in Item 3 above is incorporated into this Item 6 by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

1. Shareholders' Agreement effective as of the 10th day of March, 2004 by and among Consolidated Mercantile Incorporated, an Ontario corporation, Glencoe Skydome Holdings, L.P., a Delaware limited partnership, Henry Schnurbach and Fred A. Litwin.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us. Pursuant to Rule 13D(k)(1), each person on whose behalf this statement is filed is responsible for the completeness and accuracy of the information concerning such person contained herein and such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reasons to believe that such information is inaccurate.

Dated as of  March 22, 2004

Consolidated Mercantile Inc.


By: ---------------------------------------------------------
Stan Abramowitz, Secretary



-------------------------------------------------------------
Fred A. Litwin



-------------------------------------------------------------
Henry Schnurbach


GLENCOE CAPITAL, LLC


By: ---------------------------------------------------------
David S. Evans, Chairman and Managing Director


GLENCOE SKYDOME HOLDINGS, L.P.
By:  Glencoe Skydome GP, Inc., its general partner


By: ---------------------------------------------------------
Beth Satterfield, Vice President, Secretary and Assistant
                  Treasurer of Glencoe Skydome GP, Inc.


GLENCOE SKYDOME GP, INC.


By: ---------------------------------------------------------
Beth Satterfield, Vice President, Secretary and Assistant
                  Treasurer

SCHEDULE B

Directors and Executive Officers of Glencoe Skydome GP, Inc.

Louis Manetti
Title:                              Director, Vice President, Secretary and
                                        Assistant Treasurer of Glencoe
                                        Skydome GP, Inc.
Business Address:                   222 West Adams Street, Suite 1000
                                    Chicago, IL  60606
Principal Business Occupation:      Investments Operations
Citizenship:                        USA

Beth Satterfield
Title:                               Vice President, Secretary and Assistant
                                        Treasurer of Glencoe Skydome GP, Inc.
Business Address:                   222 West Adams Street, Suite 1000
                                    Chicago, IL  60606
Principal Business Occupation:      Chief Financial Officer
Citizenship:                        USA

G. Douglas Patterson
Title:                              President and Assistant Secretary of
                                        Glencoe Skydome GP, Inc.
Business Address:                   222 West Adams Street, Suite 1000
                                    Chicago, IL  60606
Principal Business Occupation:      Investment Operations
Citizenship:                        USA


Glencoe Capital, LLC, a Delaware limited liability company, is the controlling entity of Glencoe GP. David S. Evans is ultimately in control of Glencoe Capital, LLC.

Title and Principal
  Business Occupation:              Chairman and Managing Director of Glencoe
                                        Capital, LLC
Business Address:                   222 West Adams Street, Suite 1000
                                    Chicago, IL  60606
Citizenship:                        USA